Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

Jefferies LLC

520 Madison Avenue

New York, New York 10022

October 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re: BCLS Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249284)

Dear Mr. Kruczek:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of BCLS Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on October 21, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 2, 2020:

(i)	Dates of distribution: October 19, 2020

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: 2,400

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
	Name:	Scott M. Skidmore
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]